September 9, 2008

Mr. Gus Rodriguez

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Stop 4-5

Washington, D.C. 20549

RE:	American Safety Insurance Holdings, Ltd.
Form 10-K for fiscal year ended December 31, 2007
and Form 10-Q for the quarter ended June 30, 2008
File No. 1-14795

Dear Mr. Rodriguez:

I acknowledge receipt of the Staff’s letter of August 29, 2008 to me requesting that the Company respond to the comments concerning the Company’s Form 10-K for fiscal year ended December 31, 2007, and the Form 10-Q for quarter ended June 30, 2008. Your letter requests a response within 10 business days from the date of your letter, or September 12, 2008.

The Company has reviewed the Staff’s comments and preliminarily determined the information that will be necessary in order for the Company to respond fully. This will require additional time and effort and, accordingly, the Company respectfully requests that it be granted an extension of the time in which to file its response until September 26, 2008.

In the course of preparing the Company’s response, questions for the Staff may arise. The Company will contact you in that event in an attempt to ensure that its communications are complete and responsive to the Staff’s concerns.

The Company appreciates the Staff’s consideration of its request for an extension and we look forward to hearing from you.

Sincerely,

William C. Tepe

Chief Financial Officer